SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                       Commission File Number: 000-30-543

                           NOTIFICATION OF LATE FILING


(Check One): [x] Form 10-K [ ] Form 11-K [_] Form 20-F
             [_] Form 10-Q [_] Form N-SAR

          For Period Ended:  December 31, 2002

     [_] Transition Report on Form 10-K

     [_] Transition Report on Form 20-F

     [_] Transition Report on Form 11-K

     [_] Transition Report on Form 10-Q

     [_] Transition Report on Form N-SAR

          For the Transition Period Ended:______________________________________

  Read attached instruction sheet before preparing form. Please print or type.

  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

  If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________

                                     PART I
                             REGISTRANT INFORMATION



Full name of registrant:          AVENUE GROUP, INC.

Former name if applicable:        I.T. TECHNOLOGY, INC.


Address of principal executive office (Street and number):

15303 VENTURA BLVD. SUITE 900
________________________________________________________________________________

City, state and zip code:

SHERMAN OAKS, CA  91403
________________________________________________________________________________

                                     PART II
                             RULE 12B-25(B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

        (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

        (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will

         [X] be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the pescribed time period. (Attach extra sheets if needed.)



THE COMPANY'S INDEPENDENT AUDITORS ARE IN THE PROCESS OF COMPLETING THEIR AUDIT OF ITS FINANCIAL STATEMENTS FOR THE CALENDAR YEAR ENDED DECEMBER 31, 2002, AND MANAGEMENT BELIEVES THAT THIS AUDIT WILL BE COMPLETED AFTER MARCH 31, 2003, BUT BEFORE APRIL 15, 2003.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

JONATHAN HERZOG                            818-380-3020
---------------------------------------------------------------------------
(Name)                             (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [ ] Yes  [X] No


     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                              AVENUE GROUP, INC.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:   March 28, 2003                       /s/ Jonathan Herzog
    -------------------                      --------------------
                                             Jonathan Herzog
                                             Executive Vice President

 INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

                                   Attachment


                            WEINBERG & COMPANY, P.A.


                                                              March 27, 2003



Mr. Jonathan Herzog, Chairman
Avenue Group, Inc. and Subsidiaries
15303 Ventura Boulevard, Suite 900
Sherman Oaks, California  91403


Please be advised that we are unable to provide our opinion on the consolidated financial statements of Avenue Group, Inc. and Subsidiaries as of December 31, 2002 and 2001 and for the years then ended because we are awaiting responses for certain independent confirmations in order to complete our audit work. We expect to receive such information shortly.




                                                    Very truly yours,

                                                    WEINBERG & COMPANY, P.A.
                                                    Certified Public Accountants


6100 GLADES ROAD, SUITE 314                 1875 CENTURY PARK EAST, SUITE 600
BOCA RATON, FLORIDA 33434                   LOS ANGELES, CALIFORNIA 90067
561-487-5765, FAX:561-487-5766             310-407-5450, FAX:310-407-5451

                         E-MAIL: BRUCEW@CPAWEINBERG.COM